MainStay VP Series Fund, Inc.
51 Madison Avenue
New York, New York 10010

July 17, 2009

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Filing of and Request for Acceleration of the Effective Date of Proxy Statement/Prospectus on Form N-14 of MainStay VP Series Fund, Inc. (on behalf of the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio)

(SEC File No. 811-03833-01)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Act”), for MainStay VP Series Fund, Inc. (the “Registrant”).  This Form N-14 is being filed in connection with reorganizations in which the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio, each a series of the Registrant, will each acquire all of the assets of the MainStay VP Mid Cap Value Portfolio and the MainStay VP Mid Cap Growth Portfolio, each a series of the Registrant, respectively, in exchange for shares of the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio, respectively, and the assumption by the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio, respectively, of the liabilities of the MainStay VP Mid Cap Value Portfolio and the MainStay VP Mid Cap Growth Portfolio, respectively. Note that a delaying amendment is included on the facing page of the filing.

Please be advised that the Registrant intends to file a request at a future date pursuant to Rule 461 under the Act seeking acceleration of the effective date of the Registrant’s above-referenced registration statement so that it will become effective on August 6, 2009, or as soon thereafter as practicable.

Should you have any questions, please feel free to contact Erin G. Wagner of Dechert LLP at 202.261.3317, Thomas C. Humbert at 973.394.4505, Barry Simmons at 973.394.4436, or Thomas Lynch at 973.394.4432.

Sincerely,

/s/ Marguerite E. H. Morrison

Marguerite E. H. Morrison
Chief Legal Officer and Secretary of the Registrant

cc:	Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Erin G. Wagner, Esq.